

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 25, 2010

Li Xuemei
Chief Executive Officer
China Intelligent Lighting and Electronics, Inc.
c/o Corporation Service Company
2711 Centerville Road, Suite 400
Wilmington, DE 19808

> **Re: China Intelligent Lighting and Electronics, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed May 18, 2010**
> **File No. 333-164925**

Dear Ms. Li:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 7

If we lose our reduced VAT tax rate . . ., page 9

1. Please provide addition background regarding the reasons for your receipt of the simplified VAT rate. For example, explain whether it was a result of any generally applicable government policy, whether it was something specific about your business or products or whether you agreed to any specific conditions in order to receive the reduced rate. Investors should be able to understand why your company received this special tax treatment in order to better assess the risk that it might be revoked.

2. Considering management's belief that the risk of revocation of the reduced VAT rate is remote and in light of the facts set forth in the bullet-points on page 9, it is

unclear why investors would be reluctant to participate in the private placement without the indemnification agreement. Please clearly explain why there is a risk that the VAT rate could be revoked and that such revocation would be retroactive. Although we are aware that there may be general uncertainty regarding regulatory conditions in China, please provide specific disclosure addressing why there is uncertainty surrounding this particular issue and why an indemnification agreement was deemed necessary with respect to this particular issue.

3.   We note from bullet-point three that you have no knowledge of similar revocations. Please explain to the extent practical how common it is for businesses such as yours to receive a simplified VAT rate. If you are not aware of a significant number other companies receiving similar VAT reductions, please qualify your disclosure accordingly.

As of March 31, 2010, we are a party to a cross-guarantee loan arrangement . . ., page 18

4.   Please update this disclosure to reflect the expiration or extension of this arrangement. Also revise your Liquidity and Capital Resources disclosure on page 47 in the same manner.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

Results of Operations, page 44

5.   Please identify and explain the reasons that your revenues to declined in the first quarter of 2010 from the fourth quarter of 2009. Although we note that your business is seasonable to a certain extent as discussed on page 49, we also note that you did not experience a similar decline in the first quarter of 2009 from the fourth quarter of 2008.

6.   We note that the increase in income tax provision in the first quarter of 2010 was due to the expiration of preferential tax treatment. We also note from your disclosure on page 48 that there was an increase in VAT and corporate tax. Please clearly explain the tax changes that occurred and quantify the impact of the changes.

Liquidity and Capital Resources, page 47

7.   In addition to decreased net income, we note that you attribute the $1.04 million increase in cash used in operations in the first quarter of 2010 to a reduction in inventories and an increase in tax. Please explain how the reduction in inventories led to increased cash usage in the first quarter of 2010. In addition, please explain how the tax changes led to increased cash usage beyond their contribution to decreasing net income.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353, or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director

cc: Thomas J. Poletti, Esq.
        Anh Q. Tran, Esq.
        K&L Gates LLP
        Via facsimile: (310) 552-5001